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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38485

38585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kriebel Gas & Oil Investment, Corp

OFFICIAL USE ONLY
20935
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 Mayfield Road
(No. and Street)

Clarion	PA	16214
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milissa Steiner Bauer 814-226-7850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alpern Rosenthal
(Name – *if individual, state last, first, middle name*)

339 Sixth Avenue	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/14

OATH OR AFFIRMATION

I, Penny K Kriebel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kriebel Gas & Oil Investments, Corp, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principle

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Connie D. Beck, Notary Public
Clarion Twp., Clarion County
My Commission Expires June 18, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRIEBEL GAS & OIL INVESTMENTS CORP.

Financial Statements
and
Supplementary Information

December 31, 2011

KRIEBEL GAS & OIL INVESTMENTS CORP.

Financial Statements
and
Supplementary Information

December 31, 2011

TABLE OF CONTENTS

ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES
Heinz 57 Center
339 Sixth Avenue, 8th Floor • Pittsburgh, PA 15222
Certified Public Accountants and Business Advisors
412.281.2501 • www.alpern.com

Independent Auditors' Report

To the Board of Directors
Kriebel Gas & Oil Investments Corp.
Clarion, Pennsylvania

We have audited the accompanying statement of financial condition of Kriebel Gas & Oil Investments Corp. (the Company) as of December 31, 2011, and the related statements of operations and stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kriebel Gas & Oil Investments Corp. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.



February 27, 2012

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Financial Condition

December 31		2011
ASSETS		
Current Assets		
Cash	$	56,790
Prepaid expenses		1,364
Total Assets	$	58,154
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued expenses - Note 2	$	1,960
Stockholders' Equity		
Common stock, $1 par value, 500,000 shares authorized, 100 shares issued and 50 shares outstanding		100
Additional paid-in capital		20,900
Retained earnings		45,786
Treasury stock, 50 shares (at cost)		(10,592)
Total Stockholders' Equity		56,194
Total Liabilities and Stockholders' Equity	$	58,154

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Operations and Stockholders' Equity

For the Year Ended December 31		2011
Revenues		
Brokerage commissions - Note 2	$	28,000
Management fee income		1,000
Interest income		120
Total Revenues		29,120
Expenses		
Outside brokers commissions		18,000
Professional fees - Note 2		18,150
Regulatory fees and expenses		804
Other operating expenses		422
Total Expenses		37,376
Net Loss		(8,256)
Stockholders' Equity - Beginning of year		64,450
Stockholders' Equity - End of year	$	56,194

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Statement of Cash Flows

For the Year Ended December 31	2011
Cash Provided by (Used for) Operating Activities	
Net loss	$ (8,256)
Adjustments to reconcile net loss to net cash used for operating activities	
Changes in	
Prepaid expenses	2,416
Accounts payable and accrued expenses	460
Net Cash Used for Operating Activities and Decrease in Cash	(5,380)
Cash - Beginning of year	62,170
Cash - End of year	$ 56,790

The accompanying notes are an integral part of these financial statements.

KRIEBEL GAS & OIL INVESTMENTS CORP.

Notes to the Financial Statements

Note 1 - Summary of Significant Accounting Policies

A. Organization and Operations

Kriebel Gas & Oil Investments Corp. (the Company) was incorporated under the laws of the Commonwealth of Pennsylvania on August 17, 1987 for the purpose of engaging primarily in broker-dealer activities involving gas and oil interest and limited partnerships.

B. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash

The Company maintains cash balances in one financial institution located in western Pennsylvania.

D. Revenue Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

E. Tax Status

The Company provides for income taxes in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for financial reporting and for income tax reporting. The deferred tax assets or liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

There is no Federal income tax currently payable for 2011 as a result of net operating losses. Deferred tax assets of approximately $13,000, resulting from net operating loss carryforwards, have been reduced to zero by a valuation allowance since it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has approximately $52,000 in Federal and state net operating loss carryforwards that are available to offset future taxable income through 2031.

Note 1 - Summary of Significant Accounting Policies (Continued)

E. Tax Status (Continued)

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with the asset and liability method. The first step is to evaluate the tax position for recognition by determining whether evidence indicates that it is more likely than not that a position will be sustained if examined by a taxing authority. The second step is to measure the tax benefit as the largest amount that is 50% likely of being realized upon settlement with a taxing authority. There were no amounts recorded at December 31, 2011 related to uncertain tax positions.

The Company's 2008, 2009 and 2010 tax years remain subject to examination for U.S. Federal and Pennsylvania state tax purposes.

F. Subsequent Events

Management evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 27, 2012, the day the financial statements were approved and authorized for issue.

Note 2 - Related Party Transactions

The Company engages in broker-dealer activities exclusively with Kriebel Minerals, Inc. (KMI), an entity under common ownership and management. For the year ended December 31, 2011, 100% of brokerage commission revenue was earned from KMI. Accounts payable and accrued expenses are due to KMI for various administrative services. Total costs incurred for administrative services from KMI was approximately $4,000.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of $54,830 and net capital requirements of $5,000. The Company's net capital ratio was 0.04 to 1. The net capital rules may effectively restrict the payment of cash dividends.

The Company claims an exemption from SEC Rule 15c3-3 under the K (2) (i) provision and, therefore, no computation for determination of reserve requirements was necessary.

SUPPLEMENTARY INFORMATION

KRIEBEL GAS & OIL INVESTMENTS CORP.

Schedule of Computation of Aggregate Indebtedness and Net Capital in Accordance With Rule 15c3-1 Under the Securities and Exchange Act of 1934

December 31, 2011

	Audited	FOCUS Report	Difference
NET CAPITAL			
Stockholders' equity	$ 56,194	$ 56,194	$ -
Less: Non-allowable assets	(1,364)	(1,364)	-
Net Capital	$ 54,830	$ 54,830	$ -
AGGREGATE INDEBTEDNESS			
Payable to customer	$ 1,960	$ 1,960	$ -
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.04	0.04	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS			
Minimum Net Capital Required	$ 5,000	$ 5,000	$ -
EXCESS NET CAPITAL AT GREATER OF (10%) OF AGGREGATE INDEBTEDNESS OR (120%) OF MINIMUM REQUIREMENT			
$54,830 - ($5,000 * 1.20)	$ 48,830	$ 48,830	$ -
NET CAPITAL IN EXCESS OF GREATER OF (6⅔%) OF AGGREGATE INDEBTEDNESS OR MINIMUM REQUIREMENT			
($54,830 - $5,000 Minimum)	$ 49,830	$ 49,830	$ -

See independent auditors' report.

ADDITIONAL REPORT

ALPERN ROSENTHAL
INSPIRING OPPORTUNITIES
Heinz 57 Center
339 Sixth Avenue, 8th Floor • Pittsburgh, PA 15222
Certified Public Accountants and Business Advisors
412.281.2501 • www.alpern.com

Independent Auditors' Report on Internal Control

To the Board of Directors
Kriebel Gas & Oil Investments Corp.
Clarion, Pennsylvania

In planning and performing our audit of the financial statements of Kriebel Gas & Oil Investments Corp. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 and 2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 27, 2012